                                  FORM 11-K
                                ANNUAL REPORT


                       PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


(Mark One)

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                     SECURITIES AND EXCHANGE ACT OF 1934


For the fiscal year ended      December 31, 1997
                         -------------------------------------------------------

OR


            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934


For the transition period from                    to
                               ------------------    --------------------

Commission file number       1-9733

A. Full title of the plan and the address of the plan, if different from that of the issuer name below:

             CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       CASH AMERICA INTERNATIONAL, INC.
                                1600 W. 7th
                            Fort Worth, TX 76102

INFORMATION FURNISHED

1. Audited financial statements and supplemental schedules of the Cash America International, Inc. 401(k) Savings Plan (the "Plan").

2. The written consent of the independent accountants for the Plan, filed as an exhibit to this annual report.



                                  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned member of the Administrative Committee has duly caused this annual report to be signed on behalf of the Cash America International, Inc. 401(k) Savings Plan by the undersigned thereunto duly authorized.

CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN


By: /s/ HUGH SIMPSON
    ---------------------------------
    Hugh Simpson
    Cash America International, Inc.
    401(k) Savings Plan Administrative Committee


Date:  June 30, 1998

                        CASH AMERICA INTERNATIONAL, INC.
                             401(k) SAVINGS PLAN
                             FINANCIAL STATEMENTS
                          AND SUPPLEMENTAL SCHEDULES

                              TABLE OF CONTENTS


                                                                                PAGE(S)
Report of Independent Accountants                                                 2

Financial Statements:

         Statements of Net Assets Available for Benefits
                as of December 31, 1997 and 1996                                  3

         Statement of Changes in Net Assets Available for Benefits
               for the Year Ended December 31, 1997                               4

         Notes to Financial Statements                                            5 - 15

Supplemental Schedules:

           I.  Line 27a - Schedule of Assets Held for Investment
                    Purposes as of December 31, 1997                              16

         II.   Line 27d - Schedule of Reportable Transactions -
                    Single Transactions for the Year Ended
                    December 31, 1997                                             17 - 18


                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Plan Administrator of the
   Cash America International, Inc.
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Cash America International, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits are performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of the Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



/s/ COOPERS & LYBRAND, LLP
------------------------------
    COOPERS & LYBRAND, LLP

Fort Worth, Texas
May 22, 1998

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1997 AND 1996





                                        ASSETS                                                1997              1996
                                                                                         --------------    --------------

 Investments, at fair value:
     Equity mutual funds (cost of $2,663,211 and
       $1,418,642 for 1997 and 1996, respectively)                                       $    2,886,306    $    1,482,037
     Fixed income mutual funds (cost of $1,247,530
       and $927,015 for 1997 and 1996, respectively)                                          1,306,229           953,576
     Equity securities (cost of $1,454,289 and
       $936,952 for 1997 and 1996, respectively)                                              2,207,857         1,142,272
     Participant notes receivable (cost of $361,984
       and $148,921 for 1997 and 1996, respectively)                                            361,984           148,921
     Cash and equivalents (cost of $70,107 and
       $72,037 for 1997 and 1996, respectively)                                                  70,107            72,037
                                                                                         --------------    --------------

       Total investments                                                                      6,832,483         3,798,843

 Contributions receivable:
     Participants                                                                               132,779            59,774
     Company                                                                                     29,300
                                                                                         --------------    --------------

       Total assets                                                                           6,994,562         3,858,617
                                                                                         --------------    --------------

          Net assets available for benefits                                              $    6,994,562    $    3,858,617
                                                                                         ==============    ==============



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997





Additions to net assets attributed to:
    Dividend income                                                       $  312,942
    Interest income                                                           27,791
    Net appreciation in fair value of investments                            892,432
                                                                          ----------

         Net investment income                                             1,233,165

Contributions:
    Company                                                                  444,431
    Participants                                                           2,012,101
                                                                          ----------

         Total additions                                                   3,689,697
                                                                          ----------

Deductions from net assets attributed to:
    Participants' withdrawals                                                509,209
    Administrative expenses                                                   44,543
                                                                          ----------

         Total deductions                                                    553,752
                                                                          ----------

            Net increase                                                   3,135,945

Net assets available for benefits,
    Beginning of year                                                      3,858,617
                                                                          ----------

    End of year                                                           $6,994,562
                                                                          ==========



    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The following brief description of the Cash America International, Inc. 401(k) Savings Plan (the Plan) is provided as general information only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

         PLAN AMENDMENT

         The Plan was amended effective July 1, 1996. This amendment, among other changes, generally provides participants additional investment directions for their contributions, accelerated vesting of Company contributions, reduced service time for participation, and increased Company matching percentages. The amendment also renamed the Plan from the "Cash America International, Inc. 401(k) Employees Savings Plan" to the "Cash America International, Inc. 401(k) Savings Plan".

         GENERAL

         The Plan is a contributory savings plan available to all full-time employees of Cash America International, Inc. (the Company) who have completed six months of service and have reached 21 years of age, and all part-time employees who have completed one year of service and have reached 21 years of age. Employee contribution to the Plan is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code. Prior to July 1, 1996, an employee must have completed one year of service to be eligible to participate in the Plan.

         CONTRIBUTIONS

         Participants may contribute a percentage of their annual compensation (up to 15%) to the Plan on a before-tax basis, subject to the Internal Revenue Service's (IRS) limitations, which are adjusted each year to take into account any cost of living increase provided for that year. For 1997 and 1996, the IRS limitation was $9,500. Contributions designated by the participant are withheld by the employer and remitted directly to the trustee.

         Company matching contributions are made in cash and are allocated among a participant's account in the same percentages to which the employee directs his or her contributions. The Company matches 50% of a participant's contribution on the first 5% of compensation.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
            CONTINUED:

         CONTRIBUTIONS, CONTINUED

         Prior to July 1, 1996, matching contributions were made in the Company's common stock. The Company matched 50% of a participant's contribution on the first 2 1/2% of compensation and 25% of a participant's contribution on the second 2 1/2% of compensation.

         PARTICIPANTS' ACCOUNTS

         Each participant's account is credited with his or her contribution and allocations of (a) the Company's matching and discretionary contributions and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         INVESTMENT OPTIONS

         A participant may direct contributions in any combination of the following eight investment options:

         o CASH AMERICA INTERNATIONAL, INC. COMMON STOCK FUND - Funds are invested primarily in shares of Cash America International, Inc. common stock. The number of participants in this fund as of December 31, 1997 is 612.

         o STABLE VALUE FUND - Funds are invested in high quality, short-term debt securities such as bank CDs, highly rated commercial paper, and short-term obligations of, or guaranteed by, the U.S. or Canadian Governments. The number of participants in this fund as of December 31, 1997 is 287.

         o INTERMEDIATE BOND FUND - Funds are invested primarily in debt securities, including U.S. Government securities, corporate bonds, and mortgage-related securities. Funds are also invested in securities denominated in foreign currencies. The number of participants in this fund as of December 31, 1997 is 245.

         o MIXED INVESTMENT FUND - Funds are invested primarily in common stock and convertible securities. Funds are also invested in investment-grade fixed income securities. The number of participants in this fund as of December 31, 1997 is 434.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
            CONTINUED:


         INVESTMENT OPTIONS, CONTINUED

         o BASIC STOCK FUND - Funds are primarily invested in income-producing common stocks. Funds are also invested in fixed-income securities. The number of participants in this fund as of December 31, 1997 is 426.

         o GROWTH STOCK FUND - Funds are primarily invested in common stocks and convertible securities, especially those with prices deemed below their long-term value. Funds are also invested in equity or debt securities of foreign companies. The number of participants in this fund as of December 31, 1997 is 431.

         o AGGRESSIVE GROWTH STOCK FUND - Funds are primarily invested in common stock of small- to medium-size emerging growth companies. The number of participants in this fund as of December 31, 1997 is 430.

         o INTERNATIONAL FUND - Funds are primarily invested in stocks and debt securities of companies and governments outside the United States. The number of participants in this fund as of December 31, 1997 is 180.

         The allocation of a participant's contributions among investment funds is determined by the participant and may be changed at any time.

         Prior to July 1, 1996, participants could direct their salary deferral to the following five investment options: Prime Money Market Fund, Asset Allocation Fund, Limited Volatility Bond Fund, Disciplined Value Equity Fund and the Cash America International, Inc. Common Stock Fund.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
            CONTINUED:

         VESTING

         Participants are always 100% vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on the number of years of service as follows:


                               VESTING SCHEDULE


                                                   SUBSEQUENT TO                PRIOR TO
                                                    JULY 1, 1996              JULY 1, 1996
        YEARS OF SERVICE                         VESTING PERCENTAGE        VESTING PERCENTAGE
      ---------------------                    -----------------------   ------------------------

         Less than 1                                      0%                        0%
               1                                         20%                        0%
               2                                         40%                       25%
               3                                         60%                       50%
               4                                         80%                       75%
           5 or more                                    100%                      100%


         PARTICIPANT NOTES RECEIVABLE

         Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to
         (from) the investment fund from (to) the Participant Notes Receivable Fund. Loan terms range from one to five years, except for loans funded for purchase of a principal residence which may be repaid over ten years. Prior to July 1, 1996, the maximum loan was equal to the lesser of $10,000 or 50% of the vested account balance and the interest rate was redetermined quarterly.

         The loans are collateralized by the balance in the participant's account and bear interest at 1% above the prime rate as published in the Wall Street Journal on the first day of the month in which the loan is funded. Interest rates range from 7.75% to 9.5% for loans outstanding at December 31, 1997. Principal and interest are paid ratably through monthly payroll deductions. A loan origination fee of $50 is assessed to the borrowing participant by the Plan upon funding of the loan.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
            CONTINUED:

         PAYMENT OF BENEFITS

         The vested portion of a participant's account becomes available upon termination of employment, retirement, total and permanent disability, death, upon reaching the age of 59-1/2, or for the purpose of enabling a participant to meet an eligible hardship. All distributions from participant accounts must be paid as a lump sum. In the event of death of the participant, the beneficiary is entitled to receive the lump sum distribution. Hardship withdrawals are permitted if the participant meets the eligibility requirements.

         FORFEITURES

         Forfeitures represent unvested portions of terminated participants' accounts and are used to partially offset recordkeeping, trustee and other administrative expenses of the Plan.

         BASIS OF ACCOUNTING

         The financial statements of the Plan are prepared under the accrual method of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         The Plan's investments in each investment fund are valued at fair value, using market quotations, where available, and other available information. Participant notes receivable are valued at original loan value less principal repayments, which approximates fair value. The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         PARTICIPANT WITHDRAWALS

         Participant withdrawals are recorded when paid for financial statement purposes. For Form 5500 reporting purposes, participant withdrawals are recorded when processed and approved for payment.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



1.       DESCRIPTION OF PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES,
            CONTINUED:

         PLAN ADMINISTRATION

         Expenses related to the Plan are borne by four sources: 1) loan origination fees, 2) forfeitures, 3) the Company, and 4) participants.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.


2.       INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR BENEFITS:

         Investments that comprised 5% or more of the net assets available for benefits at December 31, 1997 and 1996, were as follows:


                                                                   1997          1996
                                                                ----------    ----------
Mutual funds:
     AIM Equity Constellation Retail                            $  791,270    $  429,887
     Dodge & Cox Balanced                                          657,562       441,707
     Harris Associates Investment Trust Oakmark                    823,135       291,440
     Schwab Retirement Money                                       443,187       324,389
     T. Rowe Price Equity Income                                 1,090,856       686,462

Equity securities:
     Cash America International, Inc. common stock               2,207,857     1,142,272


         These investments are subject to future changes in market prices that may make these financial instruments less valuable and result in a loss.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED




2.       INVESTMENTS IN EXCESS OF 5% OF NET ASSETS AVAILABLE FOR BENEFITS,
            CONTINUED:

         During 1997, net appreciation of the Plan's investments was as follows:


Fixed income mutual funds                   $ 53,258
Equity mutual funds                          214,860
Equity securities                            624,314
                                            --------

      Net appreciation                      $892,432
                                            ========


3.       PLAN TERMINATION

         The Plan has been established with the intention that it will continue and be a permanent plan. However, the Plan may be terminated by resolution of the Company's Board of Directors at any time, subject to the provisions of ERISA. In the event the Plan terminates, the participants will become 100% vested in their accounts.


4.       PARTY-IN-INTEREST TRANSACTIONS:

         The Company's contributions prior to July 1, 1996 were made in the form of Company stock.

         Certain plan investments are shares of mutual funds managed by Charles Schwab Trust Company or their affiliates. This institution serves as trustee to the Plan and, therefore, qualify as party-in-interest transactions.


5.       FEDERAL INCOME TAX STATUS:

         The Plan was based on a prototype plan developed by the trustee which received its opinion letter on March 16, 1995, in which the Internal Revenue Service stated that the prototype plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended from the prototype plan; however, the plan administrator believes that the Plan as designed and operated is in compliance with the applicable requirements of the Internal Revenue Code, therefore, the financial statements of the Plan do not have a provision for federal income taxes. The Company is in process of submitting the Plan for specific determination by the Internal Revenue Service.

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED



6.       FINANCIAL INFORMATION BY INVESTMENT OPTION:

         The following presents the net assets available for benefits as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the year ended December 31, 1997 by investment option:

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             as of December 31, 1997



                                                                            Participant Directed Funds
                                          -----------------------------------------------------------------------------------------
                                               CASH AMERICA
                                              INTERNATIONAL,
                                                   INC.                   STABLE             INTERMEDIATE              MIXED
                                               COMMON STOCK                VALUE                 BOND               INVESTMENT
                                          -----------------------    -----------------    -------------------    -----------------

Investments at fair value:
  Equity mutual funds
  Fixed income mutual funds                                                  $ 443,187              $ 205,480            $ 657,562
  Equity securities                                   $ 2,207,857
  Participant notes receivable
  Cash and equivalents                                     10,979                4,673                  4,191               10,296
                                          -----------------------    -----------------    -------------------    -----------------

       Total investments                                2,218,836              447,860                209,671              667,858
                                          -----------------------    -----------------    -------------------    -----------------

Contributions receivable:
  Participants                                                                  11,950                  3,983               25,228
  Company                                                                        2,639                    879                5,566
                                          -----------------------    -----------------    -------------------    -----------------

       Total contributions receivable                                           14,589                  4,862               30,794
                                          -----------------------    -----------------    -------------------    -----------------


Net assets available for benefits                     $ 2,218,836            $ 462,449              $ 214,533            $ 698,652
                                          =======================    =================    ===================    =================


                                                                           Participant Directed Funds
                                          -----------------------------------------------------------------------------------------

                                                                                             Aggressive
                                                    Basic                Growth                Growth
                                                    Stock                 Stock                Stock               International
                                             -------------------    -----------------    ------------------     -------------------

Investments at fair value:
  Equity mutual funds                                $ 1,090,856            $ 823,135             $ 791,270               $ 181,045
  Fixed income mutual funds
  Equity securities
  Participant notes receivable
  Cash and equivalents                                     9,483               13,418                13,971                   3,096
                                             -------------------    -----------------    ------------------     -------------------

       Total investments                               1,100,339              836,553               805,241                 184,141
                                             -------------------    -----------------    ------------------     -------------------

Contributions receivable:
  Participants                                            31,867               33,195                13,278                  13,278
  Company                                                  7,031                7,325                 2,930                   2,930
                                             -------------------    -----------------    ------------------     -------------------

       Total contributions receivable                     38,898               40,520                16,208                  16,208
                                             -------------------    -----------------    ------------------     -------------------


Net assets available for benefits                    $ 1,139,237            $ 877,073             $ 821,449               $ 200,349
                                             ===================    =================    ==================     ===================


                                           Participant Directed
                                                  Funds
                                         -----------------------

                                              Participant
                                                 Notes
                                               Receivable               Total
                                           ------------------    -------------------

Investments at fair value:
  Equity mutual funds                                                    $ 2,886,306
  Fixed income mutual funds                                                1,306,229
  Equity securities                                                        2,207,857
  Participant notes receivable                      $ 361,984                361,984
  Cash and equivalents                                                        70,107
                                           ------------------    -------------------

       Total investments                              361,984              6,832,483
                                           ------------------    -------------------

Contributions receivable:
  Participants                                                               132,779
  Company                                                                     29,300
                                           ------------------    -------------------

       Total contributions receivable                                        162,079
                                           ------------------    -------------------


Net assets available for benefits                   $ 361,984            $ 6,994,562
                                           ==================    ===================

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1996



                                                                        PARTICIPANT DIRECTED FUNDS
                                        ------------------------------------------------------------------------------------
                                             CASH AMERICA
                                            INTERNATIONAL,
                                                 INC.                  STABLE             INTERMEDIATE            MIXED
                                             COMMON STOCK               VALUE                 BOND             INVESTMENT
                                        -----------------------    ---------------     ------------------    ---------------

Investments at fair value:
  Equity mutual funds
  Fixed income mutual funds                                              $ 324,389              $ 187,480          $ 441,707
  Equity securities                                 $ 1,142,272
  Participant notes receivable
  Cash and equivalents                                    9,165              7,899                  4,156             12,054
                                        -----------------------    ---------------     ------------------    ---------------

       Total investments                              1,151,437            332,288                191,636            453,761

Contributions receivable
  Participants                                                               5,463                  1,742             11,302
                                        -----------------------    ---------------     ------------------    ---------------

       Total assets                                   1,151,437            337,751                193,378            465,063
                                        -----------------------    ---------------     ------------------    ---------------


Net assets available for benefits                   $ 1,151,437          $ 337,751              $ 193,378          $ 465,063
                                        =======================    ===============     ==================    ===============


                                                                       Participant Directed Funds
                                        --------------------------------------------------------------------------------

                                                                                  Aggressive
                                             Basic             Growth               Growth
                                             Stock              Stock                Stock              International
                                        ---------------    ---------------    -------------------    -------------------

Investments at fair value:
  Equity mutual funds                         $ 686,462          $ 291,440              $ 429,887               $ 74,248
  Fixed income mutual funds
  Equity securities
  Participant notes receivable
  Cash and equivalents                            9,645              9,729                 16,283                  3,106
                                        ---------------    ---------------    -------------------    -------------------

       Total investments                        696,107            301,169                446,170                 77,354

Contributions receivable
  Participants                                   14,537             14,715                  6,052                  5,963
                                        ---------------    ---------------    -------------------    -------------------

       Total assets                             710,644            315,884                452,222                 83,317
                                        ---------------    ---------------    -------------------    -------------------


Net assets available for benefits             $ 710,644          $ 315,884              $ 452,222               $ 83,317
                                        ===============    ===============    ===================    ===================


                                       Participant Directed
                                              Funds
                                      ---------------------

                                           Participant
                                              Notes
                                           Receivable              Total
                                        -----------------    -----------------

Investments at fair value:
  Equity mutual funds                                              $ 1,482,037
  Fixed income mutual funds                                            953,576
  Equity securities                                                  1,142,272
  Participant notes receivable                  $ 148,921              148,921
  Cash and equivalents                                                  72,037
                                        -----------------    -----------------

       Total investments                          148,921            3,798,843

Contributions receivable
  Participants                                                          59,774
                                        -----------------    -----------------

       Total assets                               148,921            3,858,617
                                        -----------------    -----------------


Net assets available for benefits               $ 148,921          $ 3,858,617
                                        =================    =================

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                           PARTICIPANT DIRECTED FUNDS
                                              ------------------------------------------------------------------------------------
                                                   CASH AMERICA
                                                  INTERNATIONAL,
                                                       INC.               STABLE            INTERMEDIATE              MIXED
                                                   COMMON STOCK            VALUE                BOND               INVESTMENT
                                              --------------------    ---------------    -------------------    -----------------

Additions to net assets attributed to:
  Dividend income                                          $ 7,120           $ 22,372               $ 12,171             $ 49,146
  Interest income                                            6,099                                                             41
  Net appreciation (depreciation) in
       fair value of investments                           624,315                                     1,353               51,905
  Company contributions                                     58,618             47,636                 24,890               63,988
  Participant contributions                                590,536            170,530                 71,376              189,075
                                              --------------------    ---------------    -------------------    -----------------

       Total additions                                   1,286,688            240,538                109,790              354,155
                                              --------------------    ---------------    -------------------    -----------------

Deductions from net assets attributed to:
  Participant withdrawals                                 (140,620)           (36,457)               (31,472)             (76,729)
  Forfeitures                                               (3,048)             7,465                   (739)              (1,404)
  Administrative expenses                                                     (44,543)
                                              --------------------    ---------------    -------------------    -----------------

Net increase before transfers
    among funds, net                                     1,143,020            167,003                 77,579              276,022

  Fund transfers                                           (75,621)           (42,305)               (56,424)             (42,433)
                                              --------------------    ---------------    -------------------    -----------------

Net increase                                             1,067,399            124,698                 21,155              233,589

Net assets available for benefits,
  Beginning of year                                      1,151,437            337,751                193,378              465,063
                                              --------------------    ---------------    -------------------    -----------------

  End of year                                            2,218,836          $ 462,449              $ 214,533            $ 698,652
                                              ====================    ===============    ===================    =================


                                                                      PARTICIPANT DIRECTED FUNDS
                                              ---------------------------------------------------------------------------------

                                                                                         AGGRESSIVE
                                                   BASIC              GROWTH               GROWTH
                                                   STOCK              STOCK                STOCK              INTERNATIONAL
                                              ---------------     --------------     ------------------     ------------------

Additions to net assets attributed to:
  Dividend income                                   $ 103,747           $ 45,481               $ 54,120               $ 18,785
  Interest income                                                                                    17
  Net appreciation (depreciation) in
       fair value of investments                      119,068            101,528                  8,191                (13,928)
  Company contributions                                69,632             73,578                 84,273                 21,816
  Participant contributions                           247,613            338,565                307,785                 96,621
                                              ---------------     --------------     ------------------     ------------------

       Total additions                                540,060            559,152                454,386                123,294
                                              ---------------     --------------     ------------------     ------------------

Deductions from net assets attributed to:
  Participant withdrawals                             (88,264)           (39,764)               (67,653)               (14,531)
  Forfeitures                                             890             (1,060)                (1,843)                  (261)
  Administrative expenses
                                              ---------------     --------------     ------------------     ------------------

Net increase before transfers
    among funds, net                                  452,686            518,328                384,890                108,502

  Fund transfers                                      (24,093)            42,861                (15,663)                 8,530
                                              ---------------     --------------     ------------------     ------------------

Net increase                                          428,593            561,189                369,227                117,032

Net assets available for benefits,
  Beginning of year                                   710,644            315,884                452,222                 83,317
                                              ---------------     --------------     ------------------     ------------------

  End of year                                     $ 1,139,237          $ 877,073              $ 821,449              $ 200,349
                                              ===============     ==============     ==================     ==================


                                              PARTICIPANT DIRECTED
                                                    FUNDS
                                            -----------------------

                                                  PARTICIPANT
                                                     NOTES
                                                   RECEIVABLE              TOTAL
                                               ------------------    -----------------

Additions to net assets attributed to:
  Dividend income                                                             $ 312,942
  Interest income                                         $ 21,634               27,791
  Net appreciation (depreciation) in
       fair value of investments                                               892,432
  Company contributions                                                        444,431
  Participant contributions                                                  2,012,101
                                               ------------------    -----------------

       Total additions                                     21,634            3,689,697
                                               ------------------    -----------------

Deductions from net assets attributed to:
  Participant withdrawals                                 (13,719)            (509,209)
  Forfeitures
  Administrative expenses                                                      (44,543)
                                               ------------------    -----------------

Net increase before transfers
    among funds, net                                        7,915            3,135,945

  Fund transfers                                          205,148
                                               ------------------    -----------------

Net increase                                              213,063            3,135,945

Net assets available for benefits,
  Beginning of year                                       148,921            3,858,617
                                               ------------------    -----------------

  End of year                                           $ 361,984          $ 6,994,562
                                               ==================    =================


                             SUPPLEMENTAL SCHEDULES

                                   SCHEDULE I

                        CASH AMERICA INTERNATIONAL, INC.
                               401(k) SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1997




                                                                         SHARES           COST VALUE        FAIR VALUE
                                                                      -------------     ---------------   ---------------

     AIM Equity Constellation Retail Mutual Funds                            9,995      $      778,920    $      791,270

     Dodge & Cox Balanced Mutual Funds                                       9,847             602,666           657,562

     Harris Associates Investment Trust Oakmark
       Mutual Funds                                                         20,370             728,414           823,135

     Pimco Total Return Institutional Class Mutual Funds                    19,385             201,677           205,480

 *   Schwab Retirement Money Mutual Funds                                  443,187             443,187           443,187

     T. Rowe Price Equity Income Mutual Funds                               41,843             961,887         1,090,856

     Templeton Foreign Mutual Funds                                         18,196             193,990           181,045

     Cash and equivalents                                                                       70,107            70,107

 *   Cash America International, Inc. common stock                         170,649           1,454,289         2,207,857

     Participant Notes Receivable at 7.75% to 9.5%                                             361,984           361,984
                                                                                        ---------------   ---------------

                                                                                        $    5,797,121    $    6,832,483
                                                                                        ===============   ===============


* Denotes an investment held by an entity known to be a party-in-interest to the Plan.

                                     SCHEDULE II

              CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS -
                               SINGLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997



                                                                                                EXPENSE
                                                                                               INCURRED
 IDENTITY OF PARTY INVOLVED                                           PURCHASE     SELLING       WITH          COST OF
          INVOLVED                 DESCRIPTION OF ASSETS               PRICE        PRICE      TRANSACTION      ASSET
 ----------------------------   -----------------------------      ------------  ------------ --------------  ----------


 Charles Schwab                 Cash America International, Inc.
    Trust Company                 common stock                     $   324,309

                                CURRENT VALUE
                                 OF ASSET ON
 IDENTITY OF PARTY INVOLVED      TRANSACTION     NET GAIN
          INVOLVED                  DATE         OR (LOSS)
 ----------------------------   -------------  -------------


 Charles Schwab
    Trust Company                               $   324,309

                                  SCHEDULE III

              CASH AMERICA INTERNATIONAL, INC. 401(k) SAVINGS PLAN
                LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS -
                             SERIES OF TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                                           EXPENSE
                                                                                                                          INCURRED
                                                                                              PURCHASE       SELLING        WITH
    IDENTITY OF PARTY INVOLVED                      DESCRIPTION OF ASSETS                      PRICE          PRICE     TRANSACTION
 ----------------------------------   --------------------------------------------------    -------------  ---------- -------------

 Charles Schwab Trust Company         AIM Equity Constellation Retail Mutual Funds
                                         173 purchases                                      $    502,561
                                         140 sales                                                         $   179,194

 Charles Schwab Trust Company         Dodge & Cox Balanced Mutual Funds
                                         172 purchases                                           339,821
                                         155 sales                                                             191,890

 Charles Schwab Trust Company         Harris Associates Investment Trust Oakmark
                                        Mutual Funds
                                         167 purchases                                           521,296
                                         129 sales                                                             132,785

 Charles Schwab Trust Company         Pimco Total Return Institutional Class Mutual
                                           Funds
                                         139 purchases                                           122,289
                                         121 sales                                                             111,066

 Charles Schwab Trust Company         Schwab Retirement Money Mutual Funds
                                         186 purchases                                           331,823
                                         136 sales                                                             222,630

 Charles Schwab Trust Company         T. Rowe Price Equity Income Mutual Funds
                                         180 purchases                                           463,182
                                         162 sales                                                             215,602

 Charles Schwab Trust Company         Cash America International,Inc. common stock
                                          78 purchases                                           606,355
                                         117 sales                                                             288,678


                                                           COST OF      TRANSACTION    NET GAIN
               DESCRIPTION OF ASSETS                        ASSET          DATE        OR (LOSS)
 -------------------------------------------------       ----------  --------------- ----------

 AIM Equity Constellation Retail Mutual Funds
    173 purchases                                                        $ 502,561
    140 sales                                          $  178,164          179,194   $     1,030

 Dodge & Cox Balanced Mutual Funds
    172 purchases                                                          339,821
    155 sales                                             187,191          191,890         4,699

 Harris Associates Investment Trust Oakmark
   Mutual Funds
    167 purchases                                                          521,296
    129 sales                                             125,627          732,785         7,158

 Pimco Total Return Institutional Class Mutual
      Funds
    139 purchases                                                          122,289
    121 sales                                             111,391          111,066         (325)

 Schwab Retirement Money Mutual Funds
    186 purchases                                                                        331,823
    136 sales                                             222,630          222,630

 T. Rowe Price Equity Income Mutual Funds
    180 purchases                                                          463,182
    162 sales                                             206,225          215,602         9,337

 Cash America International,Inc. common stock
     78 purchases                                                          606,355
    117 sales                                             277,796          288,678        10,882

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                       DESCRIPTION
-------                      -----------

  23                Consent of Coopers & Lybrand, LLP